Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES CONSTRUCTION OF A NEW PRODUCTION FACILITY IN MEXICO DEDICATED TO BOAT MANUFACTURING

Valcourt, Quebec, January 20, 2023 – BRP Inc. (TSX: DOO; NASDAQ: DOOO) announces that it will begin the construction of an additional boat manufacturing plant in Chihuahua City, Mexico, a major milestone in the Company’s Marine strategy. With this construction, BRP intends to increase its manufacturing capacity and capabilities to meet demand for its Marine products and fuel the growth of the business.

“In light of our recent product launches that are revolutionizing the boating experience, including the industry award-winning Manitou pontoon, we want to position the business for success to meet consumer demand for our products, be more efficient, and drive market share gains,” said Karim Donnez, President, Marine Group at BRP. “Our relentless focus on innovation and steady growth in the Marine category make this additional capacity necessary to launch game-changing boating experiences and achieve our Marine business strategy for 2025”, he added.

The production facility represents an expected capital investment of CA$220M and would result in the creation of up to 1,300 jobs in addition to the 2,500 current roles in BRP’s Marine Group. Production is planned to start early 2025. This new plant will optimize the Company’s global manufacturing footprint for the Manitou pontoons and the Alumacraft boats, and will complement the Marine Group’s production facilities located in Lansing, Michigan, St. Peter, Minnesota, Sturtevant, Wisconsin, Spruce Pine, North Carolina, and Coomera, Queensland, Australia.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this press release, including, but not limited to, statements relating to the anticipated impact of this new production facility on BRP’s capacity, ability to meet demand and to achieve its Marine business strategy for 2025, related growth and hiring projections and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 24, 2022.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com